P.E. 12/31/01


02011498

1155951
1-15182


SEC MAIL PROCESSING
RECEIVED
JAN 22 2002
WASH. D.C.
354
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number – 1-15182

Report on Form 6-K for the month of December 2001

DR. REDDY'S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-3731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ].

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).

Not applicable.

Table of Contents

Press releases for December 2001:

Press Release



Dr. Reddy's receives DCGI approval to market Zafirlukast

Hyderabad, India, December 14, 2001: Dr. Reddy's announced today that it has received approval from the Drug Controller General of India (DCGI) to market Zafirlukast (generic name) in India. Dr. Reddy's is the first company to get approval for marketing Zafirlukast in India.

Zafirlukast is a non-steroidal drug that represents a new approach in the management of asthma. Zafirlukast belongs to a new class of drugs called leukotriene modifiers. Leukotrienes are pro inflammatory substances which are released during pathogenesis of asthma resulting in bronchoconstriction, edema, and inflammation. Zafirlukast selectively and competitively blocks leukotriene receptors. It helps in effectively controlling range of asthma symptoms and improves lung function.

Leukotriene modifier drugs have been recently included in the international treatment guidelines from the Global Initiative of Asthma, formulated by a group of experts from around the world, under the auspices of the US National Heart, Lung and Blood Institute and the WHO.

Zafirlukast, with its twice-daily dosing, provides 24-hour protection from asthma attacks. Zafirlukast is expected to have a high degree of patient compliance and preference as it comes in the oral dosage form.

The anti-asthmatics market in India is estimated to be Rs.342 crore (ORG Oct'01 MAT) with a growth rate of 11%. The launch of Zafirlukast in India would significantly strengthen the Indian physician's armoury in mana ging asthma.

About Dr. Reddy's
Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infec tions and pain management. Website: http://www.drreddys.com

Contact Information:

Media: Contact R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 at Corporate Communications, Dr. Reddy's Laboratories, Hyderabad, India.

Investors and Financial Analysts: Contact Artie Rokkam at artie@drreddys.com / Nikhil Shah at nikhilshah@drreddys.com or on +91-40-3736338 at Investor Relations, Dr. Reddy's Laboratories, Hyderabad, India.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward -looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

--o0o--

Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet.
Hyderabad 500 016. India

Tel : 91 40 373 1946
Fax : 91 40 373 1955

www.drreddys.com

Dr. Reddy's acquires 6 brands from Group Pharmaceuticals; Moves to No. 1 position in Dental segment

Hyderabad, India, December 24, 2001: Dr. Reddy's Laboratories (NYSE: RDY) has acquired Mumbai-based Group Pharmaceutical's entire range of six dental brands. This acquisition takes Dr. Reddy's to the No. 1 position in the dental segment as per CMARC's prescription audit.

The acquired brands include the Stolin and Senquel ranges and Clohex mouthwash. As part of this deal, Dr. Reddy's has also acquired Group Pharma's marketing rights to Fittydent denture adhesive and denture cleaning system, currently under license from Fittydent International GmbH of Austria. The other brands to fall into Dr.Reddy's basket through this deal are S-flo, a fluoride mouth rinse, the Dologel range for treatment of oral tissue inflammation and Metrohex gel, which treats severe gum disease.

The Stolin range includes Stolin-R, the only FDA approved paste for regular usage to maintain total oral hygiene and Stolin Gum Astringent, which has established itself as the original means to control gum disease. The Senquel range has Senquel-F, one of the top desensitizing brands in the market for highly sensitive teeth, and Senquel AD, a tooth desensitizer oral rinse. Clohex is currently the No. 2 brand in the mouthwash market. The six brands add a total of 19 stock keeping units (SKUs) to Dr. Reddy's dental basket.

Says Satish Reddy, Managing Director and COO, "This acquisition gives Dr. Reddy's a strong presence in the Indian Stomatological market. It will strengthen our dental portfolio by adding primary care brands to our existing secondary care portfolio. We believe that our strong marketing and distribution reach will further increase the market share of these brands." As per ORG Oct'01 MAT, these brands accounted for 17.2% of the Rs.907 million Indian Stomatological (dental and mouth care products) market which is growing at 20%.

While the proprietary rights to the six brands have been acquired by Dr. Reddy's, Group Pharma will continue to manufacture the products for Dr. Reddy's. MAPE Advisory Group, a merger & acquisition consulting firm, were the advisors for this deal.

Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management.

Contact Information:

Investors and Financial Analysts: Artie Rokkam at artie@drreddys.com / Nikhil Shah at nikhilshah@drreddys.com or at +91-40-6511532/3736338

Media: R Rammohan at rammohanr@drreddys.com or at +91-40-6511620

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy's Laboratories Limited

____
(Registrant)

Date:

By: ________________________
(Signature)*

Santosh Kumar Nair
Company Secretary

* Print the name and title of the signing officer under his signature.